Exhibit 99.2
                                                                   -------------


Community West Bancshares
445 Pine Avenue, Goleta, CA  93117
                                                            NEWS
FOR IMMEDIATE RELEASE                                       RELEASE
Contact: Philip Guldeman, EVP/CFO
Phone:   805-692-4409
URL:     http://www.communitywest.com
SYMBOL:  CWBC


            COMMUNITY WEST BANCSHARES ANNOUNCES THIRD QUARTER RESULTS

Goleta, California, November 1, 2002 - Community West Bancshares (the "Company") today announced operating results for the third quarter of 2002.

Earnings
--------

The Company recorded a net income of $672,000, or $0.12 per share (both undiluted and diluted) for the quarter ended September 30, 2002, compared to net loss of $1,118,000 or $0.19 per share (both undiluted and diluted) for the quarter ended September 30, 2001, and a net loss of $1,972,000 or $0.35 per share (both undiluted and diluted) for the quarter ended June 30, 2002.

Lynda Nahra, President of the Company's subsidiary, Goleta National Bank ("Goleta"), noted: "We are pleased to see that our restructuring efforts are having a favorable impact on the results of our operations. Our success to date gives us confidence that we will be able to meet and deal with future challenges as they arise."

Net interest income declined by approximately $ 1.3 million from the quarter ended September 30, 2001 as compared to the same period ended September 30, 2002, principally as the result of the sale of Palomar Community Bank on August 17, 2001 and the continued pay down of Goleta's Securitized Loan portfolios. Non interest income and non interest expense declined by $1.5 million and $2.4 million, respectively, principally due to the sale of Palomar Community Bank and the discontinuance of Goleta's High Loan to Value ("HLTV") loan origination and sales activity in the second quarter of 2002. The provision for loan loss expense decreased by $2.4 million from $3.6 million to $1.2 million.

As of September 30, 2002, the Company had $31,108,000 in equity capital, or 10.46% of assets. Additionally, Goleta had a very strong risk-based capital ratio exceeding 12.8% at September 30, 2002. Book value per share of the Company as of September 30, 2002 was $5.47.

As previously announced, Goleta has agreed to cease making short term consumer loans through its agent, ACE Cash Express ("ACE"), by December 31, 2002. As part of that agreement, ACE will indemnify 100%, instead of the prior 90%, of Goleta's losses and expenses incurred after November 1, 2002 from certain third-party claims regarding such loans, including pending and future legal proceedings. The short-term consumer lending program contributed $1.2 million and $3.0 million of income before indirect, overhead and income tax expense for the three and the nine months ended September 30, 2002, respectively. Goleta is in the process of estimating the impact of ending its short term consumer lending business, which may be material.

The following tables summarize selected income statement and balance sheet data. It should be noted that the selected income statement items for the quarter ended September 30, 2001 included the results of operations of Palomar Community Bank until it was sold on August 17, 2001.

                                                                         Three Months Ended
                                                     --------------------------------------------------
Selected Income Statement Data                           September 30, 2002      September 30, 2001
                                                         ------------------      ------------------
Interest Income                                          $        7,677,000      $      10,526,000
Interest Expense                                                  3,171,000              4,732,000
                                                         ------------------      -----------------
Net Interest Income                                               4,506,000              5,794,000

Non Interest Income                                               2,752,000              4,204,000
Non Interest Expense                                              4,919,000              7,348,000
                                                         ------------------      -----------------
Net Income Before Provision and Taxes                             2,339,000              2,650,000

Provision for Loan Losses                                         1,180,000              3,626,000
                                                         ------------------      -----------------
Net Income (Loss) Before Taxes                                    1,159,000               (976,000)

Income Tax Expense                                                  487,000                142,000
                                                         ------------------      -----------------
Net Income (Loss)                                        $          672,000      $      (1,118,000)

Earnings (Loss) per Share - Basic                        $             0.12      $           (0.19)
Earnings (Loss) per Share - Diluted                      $             0.12      $           (0.19)

Shares used in per-share calculation - basic                      5,690,223              5,917,800
Shares used in per-share calculation - diluted(1)                 5,695,301              5,917,800

                                                                              Three Months Ended
                                                      -------------------------------------------------------------------------
Selected Income Statement Data                            September 30, 2002          June 30, 2002          March 31, 2002
                                                          ------------------          -------------          --------------
Interest Income                                           $        7,677,000          $     7,663,000        $   7,538,000
Interest Expense                                                   3,171,000                3,442,000            3,864,000
                                                          ------------------          ---------------        -------------
Net Interest Income                                                4,506,000                4,221,000            3,674,000

Non Interest Income                                                2,752,000                2,710,000            3,375,000
Non Interest Expense                                               4,919,000                9,056,000            6,409,000
                                                          ------------------          ---------------        -------------
Net Income (Loss)  Before Provision and Taxes                      2,339,000               (2,125,000)             640,000

Provision for Loan Losses                                          1,180,000                1,275,000            2,276,000
                                                          ------------------          ---------------        -------------
Net Income (Loss) Before Taxes                                     1,159,000               (3,400,000)          (1,636,000)

Income Tax Expense                                                   487,000               (1,428,000)            (687,000)
                                                          ------------------          ---------------        -------------
Net Income (Loss)                                         $          672,000          $    (1,972,000)       $    (949,000)


Earnings (Loss) per Share - Basic                         $             0.12          $         (0.35)       $       (0.17)
Earnings (Loss) per Share - Diluted                       $             0.12          $         (0.35)       $       (0.17)

Shares used in per-share calculation - basic                       5,690,223                5,690,223            5,690,223
Shares used in per-share calculation - diluted(1)                  5,695,301                5,690,223            5,690,223

(1) Diluted net loss per share for the three months ended September 30, 2001, June 30, 2002 and March 31, 2002 are each computed using the weighted-average number of common shares outstanding during the period and excludes common-equivalent shares, as their effect is anti-dilutive.

Selected Balance Sheet Data as of,       September 30,2002               December 31, 2001
                                         ------------------             ------------------
Loans Held for Investment,               $      140,020,000             $      125,711,000
Net of Loan Loss Reserve
Securitized Loans, Net of  Loan Loss
Reserve                                  $       72,396,000             $      104,396,000
Loans Held for Sale, at Lower of Cost
or Fair Value                            $       21,213,000             $       30,848,000
Deposits                                 $      203,054,000             $      196,166,000
Equity                                   $       31,108,000             $       33,357,000
Total Assets                             $      297,348,000             $      323,863,000
Loan Loss Reserve/Loans Held for
 Investment                              $        7,146,000             $        8,275,000
Nonaccrual Loans
     Repurchased SBA                     $        7,816,000             $        7,509,000
     Guaranteed Loans (3)
     Other Nonaccrual Loans              $        4,554,000                      3,904,000
                                         ------------------             ------------------
Total Nonaccrual Loans                   $       12,370,000             $       11,413,000
Capital to Assets                                     10.5%                          10.3%

(2) Goleta generally repurchases the guaranteed portion of SBA loans from investors when those loans become 120 days past-due. After the foreclosure and collection process is complete, the SBA reimburses Goleta for this principal balance. Therefore, although these balances do not earn interest during this period, they generally do not represent risk of principal loss to Goleta.

                                Company Overview

Community West Bancshares is a financial services company with headquarters in Goleta, California. The Company is the holding company for Goleta National Bank, which has two full service branches, one in Goleta and one in Ventura, California. Goleta National Bank is one of the Nation's largest SBA leaders with loan production offices located in Alabama, California, Florida, Georgia, South Carolina, North Carolina, Tennessee, Oregon, Nevada and Washington. The principal business activities of the company are Relationship Banking,, Small Business Administration (SBA) Lending, and Mortgage Lending.

                             Safe Harbor Disclosure

This release contains forward-looking statements that reflect management's current views of future events and operations. These forward-looking statements are based on information currently available to the Company as of the date of this release. It is important to note that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including, but not limited to, the ability of the Company to implement its strategy and expand its lending operations. Furthermore the Company has certain restrictions placed on its operations by the Office of the Comptroller of the Currency until it deems that it has substantially complied with the stipulation and consent to the issuance of a Consent Order signed by the Goleta National Bank.